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TABLE OF CONTENTS

THE NEW YORK METROPOLITAN ECONOMY

Summary. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .1

Economic Overview. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .2

The Services Sector. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .6

The Trade Sector . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 12

The Finance, Insurance and Real Estate (FIRE) Sector . . . . . . . . . . . . 13

The Transportation, Communications, and Public Utilities (TCPU) and
Manufacturing Sectors. . . . . . . . . . . . . . . . . . . . . . . . . . . . 14

The Public Sector. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 14

Employment Outlook . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 16

The Office Market

Summary. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 17

Demand Analysis. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 20

Forecasted Demand Analysis . . . . . . . . . . . . . . . . . . . . . . . . . 25

Current and Forecasted Supply Analysis . . . . . . . . . . . . . . . . . . . 26

Rent Analysis. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 27

Forecasted Office Market Trends. . . . . . . . . . . . . . . . . . . . . . . 29

Appendix . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 30

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The New York Metropolitan Economy

SUMMARY

Strong growth of the national economy has benefited New York City, causing growth in the New York metropolitan economy to accelerate significantly in recent years.* In fact, in November of 1997, FORTUNE magazine ranked New York as the most improved city for business in North America. Also in 1997, INC. Magazine recognized New York City as the city with the largest number of growing, privately-held companies. Manhattan is one of the worlds most important business centers. As the headquarters of 46 Fortune 500 companies, Manhattan is home to more Fortune 500 companies than any other city in the country. In addition to its diverse base of large businesses, Manhattan also has a large base of small companies. The New York City Office of the Comptroller reports that 99.7% of all private sector businesses in New York City had fewer than 500 employees and that these small businesses, representing 70.7% of the private sector work force, added a net total of 42,000 jobs between the third quarters of 1996 and 1997. Sixty-four of the 100 largest law firms in the country have a presence in Manhattan, and 27 of those are based there. Four of the Big Five accounting firms are headquartered in Manhattan, and three of the four largest U.S. commercial banks ranked by assets are based in Manhattan. In addition, three of the nations ten largest money managers and 23 of the 25 largest securities firms are based in Manhattan. New York City is one of the worlds leading cultural centers. It is a world leader in the advertising and publishing industries, and it has a large base of nonprofit organizations. It also has the largest consulate community in the world, contributing to its position as an international center of business an politics.

THE OUTLOOK IN THE NEW YORK METROPOLITAN AREA IS FOR HEALTHY PRIVATE SECTOR EMPLOYMENT GROWTH THROUGH 2002, WHICH SHOULD GENERATE SIGNIFICANT DEMAND FOR OFFICE SPACE. Within Manhattan, Mayor Giuliani's efforts to improve services, reduce taxes and crime, and streamline local government have made this vibrant 24-hour city more attractive to businesses. In addition, office rents in Manhattan are relatively inexpensive when compared internationally with other major cities. In July of 1997, Richard Ellis Company ranked Midtown Manhattan 13th among major business centers around the world in terms of office occupancy costs, while downtown Manhattan ranked 31st. Many businesses are expanding within Manhattan or opening local offices, and a number of companies have made long term commitments to Manhattan by purchasing buildings or signing long term leases. The emergence of the new media industry is another major boon for Manhattan because these jobs have a high multiplier effect, generating jobs in related industries, particularly in the services sector.

ECONOMIC OVERVIEW

Economic growth in the New York metropolitan statistical area (MSA) has strengthened during the past several years. Private sector employment gained an average of almost 50,300 jobs per year during the four years between 1994 and 1997 for an average annual growth rate of 1.6%. BETWEEN FEBRUARY OF 1997 AND 1998, PRIVATE SECTOR EMPLOYMENT GROWTH WAS 2.3%, WHICH IS THE STRONGEST GROWTH RATE IN MORE THAN TEN YEARS. This 2.3% private sector growth rate represents the addition of about 74,200 jobs (see Figure 1 and Tables 1 and 2). The New York MSA led the Northeast and

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ranked eighth in the nation in terms of the number of jobs created in metropolitan statistical areas with more than 250,000 jobs during the twelve months ended in February of 1998. The metropolitan area offers several key competitive advantages, including access to a skilled work force, customers, partners and investors, that make it a strategically advantageous place to do business and which drive private sector employment growth. Similar to each of the prior economic cycles, the New York metropolitan areas economy is going through a re-engineering process, characterized by the emergence of several dynamic new industries and the streamlining of older industries, including the public sector. It is primarily knowledge-based industries, such as the securities industry, the new media industry and overall business services, that are benefiting from the areas key strengths. Growth in these industries, in turn, is fueling expansion in other sectors of the economy.

The vibrancy of New York City is a function of more than job growth.  With about
8.6 million people in 1997 (including 7.4 million in New York City), the metropolitan area ranks second only to Los Angeles in terms of population. Many New Yorkers are highly educated. According to the 1990 Census, about 42% of the population over the age of 25 in New York County had a bachelors degree and almost half of those had a graduate or professional degree, rates that are well above the national average. Manhattan is also a cultural hotspot, with many of the nations and worlds leading restaurants, museums, and a rich concentration of theater and performing arts. Because of the large number of people living and working in such a small area, activity occurs around the clock, making New York a 24-hour city.

Chart 1
(Bar chart regarding absolute change in private employement in the New York Metropolitan statistical area ("MSA") from 1971 through 1997)

Table 1
(Table regarding New York MSA employment by sector from 1989 through February
1998)

Table 2
(Table regarding New York MSA employment by sector - Absolute change from 1989 through February 1998)

From a quality of life perspective, Mayor Giuliani's efforts to improve city services, reduce taxes and crime, and streamline city government are paying off. Crime is down dramatically in New York City, particularly compared to national crime trends (see Figure 2). RCG estimates of per capita crimes based on 1996 population for cities and crimes reported during the first half of 1997 indicate that New York City ranked 151st out of 182 markets with more than 100,000 people. New York City ranked lower than Las Vegas (1), Atlanta (3), Miami (5), Phoenix (40), and Milwaukee (84). According to the New York City Police Department, New York City's crime rate decreased a cumulative 44% between 1993 and 1997, including a 9% drop during 1997. Several factors are contributing to this decline, including increased drug enforcement efforts and police redeployment to problem areas. The drastic reduction in crime has been a boon to the tourism industry, which has experienced strong gains in visitor volume, spending and hotel occupancy. IN TURN, REDUCED CRIME AND MORE TOURISM ACTIVITY HAS STIMULATED AFTER-BUSINESS-HOURS ACTIVITIES SUCH AS THEATER, DINING AND CLUBS, REINFORCING NEW YORK'S REPUTATION AS A 24-HOUR CITY.

Chart 2
(Chart regarding New York City Crimes Reported (per thousand inhabitants) from 1950 through 1997)

Much of the recent job growth has occurred at small companies, defined as businesses with fewer than 500 employees. According to New York City's Economic Development Corporation, the city experienced a net gain of 3,611 small businesses in 1996 alone. The Giuliani administration has also successfully retained more than 35 major companies through its corporate retention program, including Reuters and Bear Stearns. According to the New York City Office of the Comptroller, between 1984 and 1995, small businesses added 43,034 jobs, while large businesses lost 103,112 jobs. Growth in recent years has been the strongest. Between the third quarters of 1996 and 1997 (the most recent period for which data is available), small businesses gained 42,000 jobs. About

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99.7% of the businesses in New York City are small businesses.  About 90% of these small businesses employ fewer than 20 people, about 6.3% employ 20 to 50 people, 2.1% employ 50 to 100 people, and only 1.6% employ 100 to 500 people. Many of these small businesses occupy Class B office space. During 1996, 47% of the Class B leasing activity in Manhattan was for blocks of space of less than 20,000 square feet, illustrating the strong demand for Class B space by smaller tenants.

The Services Sector

Job growth is strongest in the services sector. The services sector grew at strong rates of about 3.7% in 1996 and 1997, and most recently, during the twelve months ended in February of 1997, the services sector gained 3.5%, for the addition of about 50,000 jobs. With nearly 1.5 million jobs, the services sector currently represents 38% of the New York metropolitan areas total employment base and 44% of its private sector employment base. Between 1992 and 1997, about 202,000 new jobs were created in the services sector (see Figure 3).

One of the largest components of the services industry is business services, with about 307,000 jobs as of February 1998, representing 21% of total services employment. Fueling growth in the business services sector are the advertising industry, the increased demand for computer programmers including Web programmers, designers and writers, as well as the rend towards hiring temporary workers as a way to maintain corporate flexibility and, thus, to lower payroll costs. New York City's Madison Avenue dominates the worlds advertising industry. Agencies in New York account for about half of all advertising billings worldwide, and about one of every three advertising professionals in America works in New York City. Other components of the business services sector are the audio recording and the software industries. Accordingly, the entertainment and information technology industries contribute to the rapid growth within business services. Between 1992 and 1997, growth in business services averaged a robust 4.9% per year, and between February of 1997 and 1998, business services grew 7.3% (see Table 3).

Chart 3
(Bar chart regarding Absolute Change in Services Employment for the New York MSA from 1971 through 1997)

Table 3
(Table regarding New York MSA Services Sector Employment from 1989 through February 1998)

An important component of growth is the new media industry. New media is a cross-disciplinary industry combining elements of computing technology, telecommunications and media content to create products and services for consumers and businesses. The companies working in this industry include entertainment software, online/Internet services, CD-ROM title developers, and web site designers. In addition, advertising, publishing, television broadcasting, recording industry, retailing, financial services and most other industries, participate in the sector by creating demand for its products. More than 2,600 new media companies have a presence in new York City, ranging from small start-ups to large companies. These companies locate in New York because of the available work force with the necessary skills and the nearby presence of many industries that are fostering its growth. According to the State Deputy Comptroller for New York City, employment in this sector has nearly doubled in size to just over 30,000 in 1997 from just over 15,000 in 1993. Wages in this sector at nearly $69,000 are 20% higher than the average private sector wage.
As the new media industry grows, it has a multiplier effect on other industries, including venture capital firms and investment banks. In the first two quarters of 1997, venture capital firms invested $149 million in local software companies compared to $80 million in the same period of 1996. Communication firms

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received an additional $77 million in venture capital investment in the first half of 1997. Strong growth in the new media industry is having a major multiplier effect for the overall New York economy. THE DIRECT BENEFITS OF GROWTH IN THIS INDUSTRY WILL FLOW TO BUSINESS SERVICES AND TO THE BROADCAST, PUBLISHING AND ADVERTISING INDUSTRIES, ALL OF WHICH ARE CONCENTRATED IN MANHATTAN.

Other important components of the service sectors are legal services, engineering and management services and membership organizations. Together, these three subsectors added about 7,200 jobs between February of 1997 and 1998, many of which occupy office space (see Table 4). Legal services is the third most highly concentrated industry in the New York metropolitan area (see Table
5). According to the NATIONAL LAW JOURNAL, 64 of the 100 largest law firms have a presence in Manhattan, and 27 of those firms are based in Manhattan. In addition, hundreds of other domestic and international law firms are located in Manhattan. In the engineering and management services sector, four of the Big Five accounting firms have their national headquarters in Manhattan, and many of the worlds foremost management consulting firms are located in Manhattan. In addition, about 20,000 nonprofit organizations are based in New York City, ranging from cultural groups and trade associations to research facilities.

Table 4
(Table regarding New York MSA Services Sector Employment - Absolute Growth from 1989 through February 1998)

Table 5
(Table regding New York MSA locations Quotients (which measure the regional concentration of employment in a particular industry))

Motion pictures and entertainment are other highly concentrated industries in the New York metropolitan area. These are export-oriented industries that have a large multiplier affect on the local economy. Among the largest employers in New York City are several major media and broadcasting companies, including Time Warner, Westinghouse Electric, which owns CBS, and Walt Disney Company, which owns Capital Cities/ABC (see able 6). Six of the top ten music recording companies are also headquartered in New York City. New York City has taken efforts to spur growth in motion pictures and entertainment. For example, legislation was passed in 1996 to eliminate the city's 4% sales tax on film and television production consumables and equipment rentals. The motion picture industry alone added 19,800 new jobs between 1992 and 1997 in the New York MSA, representing stunning growth averaging 13.8% per year.

The amusement and recreation services sector and hotel and lodging industry both benefit from tourism and visitor spending. New York has a plethora of theater and performing arts, which fuels growth in amusement and recreation. It is home to more than 150 museums, including some of the worlds most famous museums like the Metropolitan Museum of Art, the Museum of Modern Art, the Guggenheim Museum, the Whitney Museum and the Museum of Natural History. In the tourism industry, about 31.9 million people visited New York City during 1997, up from 31.3 million in 1996, according to the New York Convention and Visitors Bureau. Visitor spending rose 5.4% to about $13.7 billion in 1997, representing roughly 4% of the gross city product of $340.7 billion. Visitor volume and spending has benefited substantially from the dramatic decline in crime in New York City in recent years. Reflecting the strength of visitor spending, the hotel and lodging industry is enjoying strong revenue growth. Hotel occupancy was up to 82% in 1997 from 78.6% in 1995, and the average daily room rate rose 16% to $181 during the two year period (see Figures 4 and 5). The number of hotel room nights filled grew from 14.8 million in 1993 to 18 million in 1997, representing a gain of 5% per year (see Figure 6). Growth has been constrained by the lack of available rooms. New York City has 60,000 rooms, and only 1,000 rooms are under construction, although 5,000

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more could be delivered by 2001.

Table 6
(Table regarding New York City's Top Employers by Employees)

While health, social and educational services are mainly population-serving and thus do not create many office-occupying jobs, they contribute to growth in New York's economy. Health services added about 3,600 jobs between February of 1997 and 1998, even though growth in this sector has been tempered in recent years by restructuring in the City's public and private health industry. Among the leading medical facilities in Manhattan area Columbia-Presbyterian and Cornell Medical Centers and Memorial Sloan-Kettering Cancer Center. Manhattan is also home to several internationally recognized universities, including Columbia University, New York University, Rockefeller University and Fordham University. These and other local institutes graduate thousands of students each year, creating a large, high-level professional talent pool for New York employers.

Chart 4
(Bar Chart regarding New York City Hotel Occupancy Rates from 1991 through 1997)

Chart 5
(Bar Chart regarding New York City Average Daily Hotel Rates from 1991 through
1997)

Chart 6
(Bar Chart regarding New York City Hotel Room Nights filled from 1991 through
1997)

The Trade Sector

Following services, the trade sector is the next largest source of new jobs in the New York metropolitan area, with the addition of 13,800 jobs during the twelve months ended in February of 1998 for a 2.1% growth rate. About 68% of the metropolitan areas trade jobs are in the retail sector, where growth was an even stronger 2.4% during the twelve months ended in February of 1998. New York City is a hub for retail trade. The retail industry has benefited from improved city services, reduced crime and an increase in the number of visitors and their spending volume. The improved health of the New York economy has stimulated spending by locals. About 96,300 households have effective buying income exceeding $150,00 per year. Thus, many New York City residents have significant disposable income with which to purchase goods and services. According to the State Deputy Comptroller, increased spending by locals combined with a higher level of visitor spending caused sales tax collections to increase 6.5% during 1997 compared with 5.8% in 1996. Approximately half of sales tax revenues are from the retail sector (see Figure 7).

Chart 7
(Chart regarding New York City's Sales Tax Collections from 1989 through 1998)

Attesting to the strength of the retail trade sector, a number of retailers are expanding in New York City and are adding new employees. Not only are big box discount retailers establishing a niche, but upscale designers are opening outlets. Kmart has opened several stores, and upscale designers and manufacturers, such as Calvin Klein, Armani and Valentino, have also opened retail stores. Retail development is also moving into the downtown and Times Square areas. In downtown, Borders Books and Music has a new store in the World Trade Center, and in the Times Square area, Forest City/Ratner is building a 325,000 square-foot project that will contain a 25-screen AMC multiplex and a Madame Tussaud's Wax museum. Near this project, the 1,839-seat Ford Center for Performance Arts recently opened, while Disney has redeveloped the New Amsterdam Theatre and opened a flagship store. Warner Brothers plans to create a multi-level retail space across the street from Disney's flagship store. Also in the Times Square area, Tishman Urban Development is building the 193,000 square-foot E-Walk retail complex in Times Square, and as part of he E-Walk project, Disney plans to build a 45-story hotel. Also contributing to the renewed vitality of Times Square, ABC has leased studio and office space and plans to use Times Square as a backdrop for various news and sports programs, and ESPN is considering creating a 35,000 square-foot restaurant with a screening room for sports events at 1500 Broadway. The entire 42nd Street and Times Square

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Development Project is estimated to eventually create 35,000 permanent jobs.

Growth in wholesale trade has also improved, with a most recent 1.3% gain between February of 1997 and 1998. Contributing to this growth is increased activity at New York Harbor. Fueled by a strong economy and reduced shipping fees, the harbor handled nearly 12% more cargo traffic during the first half of
1997, compared with the same period in 1996.   The improvement is a sign that
lower labor costs, an overhaul of the harbor and docks, and an aggressive marketing effort are paying off.

The Finance, Insurance and Real Estate (FIRE) Sector

Following several years of acquisitions and mergers in the commercial banking industry, employment in the metropolitan areas FIRE sector has turned the corner, with a 0.6% gain in 1997 and a 1.1% gain between February of 1997 and 1998. Half of New York City's top 23 employers are financial institutions (see Table 6). According to PENSIONS AND INVESTMENTS magazine, three of the ten largest money managers in the United States, ranked by total assets, are based in Manhattan, and the Securities Industry Association reports that 23 of the 25 largest U.S. securities firms are based in Manhattan. In addition, according to THE AMERICAN BANKER, three of the nations top four commercial banks ranked by assets are base in Manhattan.

Consolidation has occurred among some FIRE sector industries, including commercial banks and insurance companies. Large commercial banks are facing increased competition with non-bank institutions that now offer bank-like depository and lending services. They are also encountering the Asian financial crisis and necessary investments in new technologies. Several large banks, including J.P. Morgan & Co., Citicorp and Chase Manhattan Bank, have announced plans to consolidate their work forces worldwide. Because the losses will be spread around the world, we do not expect the effect on New York City employment and demand for office space to be significant. ON A POSITIVE NOTE FOR THE FIRE SECTOR, THE CONSOLIDATION OF COMMERCIAL BANKS IN RECENT YEARS HAS CREATED A MUCH MORE COMPETITIVE SET OF PLAYERS IN NEW YORK CITY, AND IN SOME CASES, CONSOLIDATION OF FIRE SECTOR EMPLOYERS HAS TRANSLATED TO NEW JOBS FOR NEW YORK CITY. Other companies in the FIRE sector, specifically international banks, are increasing their presence in Manhattan and have hired aggressively on a local basis. More than 400 international banks have a presence in New York City.

The securities industry represents 4% of the overall employment base in the metropolitan area. Although it represents only a small part of the economy, this industry is highly concentrated in the New York metropolitan area, and many of the world's most active underwriters are based in Manhattan or have a strong presence there. Wall Street accounts for 15% of the city's total wages.
Because per person wages on Wall Street average $150,000, the multiplier effect of these jobs on other employment sectors is large. The number of jobs in the securities and commodities brokers employment sector in the New York metropolitan area increased an average of 3.2% per year between 1991 and 1997, rising from a recession trough of 131,500 in 1991 to 162,500 jobs in February of 1998. Growth in this industry has played a significant role in the metropolitan areas recovery.

The securities industry has been very strong, and the recent acceleration of initial public offerings and other investment banking activities should lead to additional growth in this industry. In the short term, the reduced size of the industry, relative to the previous peak, and the high level of demand for Wall Streets products and services will buffer the impacts of a possible stock market correction and slower growth. In the long term, both the finance and securities industries will contribute to local economic growth because of New York's position as an international center of finance and securities innovation.

The Transportation, Communications, and Public Utilities (TCPU) and Manufacturing Sectors

Employment in the New York metropolitan areas transportation, communications and public utilities (TCPU) sector increased 0.6% between February of 1997 and 1998. New York City is a center for the television, cable, radio, recording and publishing industries. In addition to serving as the headquarters for the nations four major television networks, more than 20 cable television companies, including A&E and MTV, are headquartered in New York City. The communications part of this sector has been affected by the merger of several Bell operating companies across the nation, the merger of cable and entertainment firms, of publishers and broadcasters and of broadcasters and entertainment firms. Some of the mergers have resulted in new jobs for the New York metropolitan area as companies consolidate operations from other cities. For example, the combined Bell Atlantic and Nynex is headquartered in New York City. Increasing competition in telecommunications has created new jobs in New York as both established and new companies seek to capture market share. Telecommunications-related employment is also growing as industries such as financial services increase their usage of phone lines for on-line communication.

The New York metropolitan area has gradually shed manufacturing jobs. Because New York is an urban center with high operating costs and difficult transportation access, it is an unfavorable site for manufacturing, and many traditional manufacturers have relocated. Both textiles and publishing have moved out of the city. Many manufacturing firms have returned a large volume of industrial space to the market, with such space gradually being converted to office or residential uses. An increasing proportion of the manufacturing jobs in New York are actually white-collar management or staff positions.

The Public Sector

New York City's government is reinventing itself. About 78% of the metropolitan areas total government employment is in local government, and the remaining 22% is state and federal government employment. Intense efforts to streamline the government and to provide services more efficiently have caused local government employment to decline by about 63,400 jobs, or 11.9%, between 1990 and February of 1998.

The strong growth in private sector employment, coupled with a much more disciplined approach to city services and expenditures, have resulted in both a greatly improved outlook for New York City's budget and higher quality of city services. The city ended fiscal 1997 with $1.3 billion in excess

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revenues, a much larger surplus than the anticipated $856 million.  The additional revenues were slated to be used to prepay debt service for 1998 and 1999. Since the adoption of the 1998 budget, the city has forecast $3.1 billion in additional revenues, most of which will be set aside to reduce out-year gaps.
 Part of the excess will also be used to reduce taxes further. In recent years, New York City and State has eliminated the hotel occupancy tax, the so-called Cuomo transfer tax, taxes on proprietorships and partnerships, and reduced the commercial rent tax. The most recent tax reduction effort is the new measure that will reduce the Unincorporated Business Tax effective in July of 1998. Additional proposed tax cuts include elimination of sales tax on all clothing and footwear beginning in December of 1998, phased-in elimination of the remaining commercial rent tax, property tax relief for Co-op and condominium owners, personal income tax child care credit, and the elimination of subchapter S corporation tax. Reflecting the improved outlook, in February of 1998, Moody's Investors Service upgraded New York City's General Obligation credit to A3 from Baa1.


THE OVERALL BUSINESS CLIMATE IN NEW YORK HAS IMPROVED SIGNIFICANTLY AS A RESULT OF BOTH PRIVATE SECTOR INITIATIVES AND PUBLIC SECTOR PROGRAMS. The most visible private sector initiatives have been the Business Improvement Districts (BIDs). A BID is formed by a group of employers in a geographic area with the express purpose of improving the business environment in the area through heightened security, improved street cleaning and lighting and other business-enhancing services. Following on the success of three large BIDs in the Grand Central Terminal, Penn Station and Times Square areas, approximately 36 additional BIDs in New York City have been created, including the Downtown-Lower Manhattan Business Improvement District with an annual budget of $8.6 million.

In addition, a number of public sector efforts have been launched to improve New York City's business environment, specifically to retain the existing base of employers and attract additional employers. For example, the Giuliani administration and New York City's Economic Development Corporation have helped retain more than 35 major companies with 79,700 jobs in recent years. These companies will produce more than 40,000 additional jobs as they expand in the city.

New York also has a large diplomatic community, affiliated with the United Nations and local consulates. A report published by the New York City Commission for the United Nations and Consular Corps reported that the United Nations Headquarters, Agencies, Missions and Consulates spent about $1.5 billion in the New York metropolitan area during 1994 with an indirect impact of $3 billion. New York City also hosts the largest Consulate community in the world, which attracts private sector foreign businesses. The large diplomatic community contributes to New York's position as an important international center of business and politics.

EMPLOYMENT OUTLOOK

The current economic expansion in New York City is robust because the city's economy has become more diverse and thus less dependent on financial services. While Wall Street still plays an important role in generating the high profits and commensurate salaries and bonuses that result in spending and tax revenue growth, it has not contributed significantly to job growth. The streamlining in government, banking, publishing, accounting and other core industries has resulted in stronger organizations better suited to face the opportunities and risks of the next century. At the same time, the emergence of the dynamic new media/Internet industry has established fast-growing start-up firms and fast-growing departments in established firms across many industries.

The outlook for the New York metropolitan economy during the next five years is strong. Following 2.1% growth in 1997, we believe that private sector employment in the metropolitan area will gain 1.8% in 1998, representing the addition of about 61,700 jobs. Growth will drop to the 1.3% range in 1999 and 2000, before accelerating again in 2001 and 2002 (see Table 7). Altogether, about 258,000 jobs will be created during the five year forecast horizon. The strong growth of the national economy will fuel activity in the finance sector, which includes the securities industry. However, much of the growth will continue to occur in the services sector, especially in industries such as advertising, law, software, motion pictures, hotels and tourism. Strong growth in small businesses, such as those in the new media industry, will further enhance the growth prospects for business services and, generally, other industries which provide services to businesses.

Table 7
(Table regarding New York MSA Employment Forecast from 1996 through the forecast for 2002)

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THE OFFICE MARKET

Summary

Manhattan is the largest office market in the country, with an overall stock of almost 380 million square feet in the Midtown, Midtown South and Downtown submarkets. The amount of space in Manhattan exceeds the combination of the next six largest central business districts in the nation, those of Chicago, the District of Columbia, Boston, San Francisco, Philadelphia and Los Angeles (see Table 8). Within Manhattan, 45.3% of the space is classified as Class B space (see Table 9).* About 75% of the Class B space is located in the Midtown and Midtown South submarkets combined, and about 25% of the Class B space is located in Downtown.**

Table 8
(Table regarding 1997 Comparative Downtown Office Stocks)

Table 9
(Table regarding Manhattan Office Market Overview showing Class A and B stock, Class A and B 1st quarter Vacancy Rates and 1st Quarter Rents per square foot, for different areas of Manhattan)

Accelerating job growth in recent years, resulting from the recovery of the national and New York metropolitan economies, has caused office market conditions in Manhattan to strengthen. The overall Class B vacancy rate fell from 17.7% in 1992 to 11.9% in the first quarter of 1998, a rate that is only moderately higher than the Class A vacancy rate of 9.3% (see Table 10). At 9.7%, Midtown has the lowest Class B vacancy rate, followed by Midtown South, with a 10.1% Class B vacancy rate. When combined, the second quarter 1997 Class B vacancy rate for Midtown and Midtown South is 9.8%. In recent years, demand in the Midtown area has come from existing Midtown Manhattan businesses that are expanding, as well as some traditional Downtown tenants which have moved to Midtown in search of greater amenities and improved access to transportation. However, much of the available space in Midtown has been absorbed. The escalating rent differential between Class A and Class B space, as well as between Midtown and Downtown space, is causing some tenants to increasingly consider Class B space, especially Downtown. The limited availability of Class A space in Midtown is also causing tenants to consider Class B space in Midtown and/or Downtown options.

Table 10
(Table regarding summary of Manhattan Office Market Vacancy Rates for 1992 through the forecast for 2002)

During the next several years, overall market conditions will tighten further. AS CLASS A RENTS RISE AND SPACE BECOMES MORE SCARCE, WE ANTICIPATE THAT DEMAND FOR CLASS B SPACE WILL INCREASE, ESPECIALLY IN BUILDINGS WITH MODERN INFRASTRUCTURE AND GOOD LOCATIONS, BUT WHICH OFFER RENTS THAT ARE LESS EXPENSIVE THAN THOSE IN THE CLASS A MARKET. Additional demand, combined with limited new construction during the next several years, leads us to believe that the overall Manhattan Class B vacancy rate will fall to 8.7% by 2002 and that the Class B vacancy rate in the combined area of Midtown and Midtown South will fall to 7.0% by 2002 (see Table 11).

Table 11
(Table regarding Manhattan Class B Office Market Trends from 1992 through the forecast for 2002)

Demand Analysis

In order to capture the actual demand in the Manhattan Class B office market, we have utilized three measures (see Table 12). The first is GROSS LEASING ACTIVITY, which involves summing up all the leases signed in the market. This measures all leases, including renewals of existing leases and relocations within the market and, as a result, may lead to some double counting of space. It also includes pre-leasing of space in new buildings. However, it is a good measure of the overall health of the office marketplace. A second measure, derived from the vacancy rate, is CALCULATED NET ABSORPTION. Calculated net absorption is a constructed data series created by examining the change in occupied stock. The change in occupied stock, in turn, is created by multiplying the occupancy rate (1-vacancy rate) by the total stock of space. It must be emphasized that this is a constructed data series to approximate historical net absorption. It is the best measure of net demand for office space. The third measure of office space demand is constructed from employment growth and is used to forecast office space demand. Specifically, job growth by office-using sectors is multiplied by an office space utilization factor, in this case 200 square feet per person for Class B space and 175 square feet per person for Class A space, to produce a FORECASTED NET ABSORPTION of office space. All three measures of demand, gross leasing activity, calculated net absorption, and forecasted net absorption, must be viewed as proxies for demand because there are no official numbers to measure demand.

Table 12
(Table regarding Calculated/Forecasted Net Absorption and Gross Leasing Activity Summary from 1993 through the forecast for 2002)

As Figures 8 and 9 show, gross leasing activity in Manhattan has increased during the past several years. Between 1993 and 1996, gross leasing activity for the overall office market averaged 25 million square feet per year, rising to 32 million square feet in 1997. Activity during the first quarter of 1998 indicates that this year will be another very strong year for leasing activity, reflecting the health of the Manhattan office market.

Chart 8
(Bar Chart regarding Gross Leasing Activity for Manhattan Class A office from 1993 through the 1st quarter of 1998)

Chart 9
(Bar Chart regarding Gross Leasing Activity for Manhattan Class B office from 1993 through the 1st quarter of 1998)

Gross leasing activity and net absorption are strongest in Midtown, but are increasing in both Downtown and Midtown South (see Figures 10 to 17). Some traditional downtown tenants, such as banks and securities firms, have moved to Midtown locations because of their perceptions that Midtown amenities, such as a location that is more easily accessible to many employees, outweigh the cost savings of Downtown locations, although this trend is reversing because of the lack of available space in Midtown and the increasing popularity of Downtown as a place to live and work. In all of Midtown, only 15 Class A and six Class B blocks of space greater than 150,000 square feet were being marketed in March, including space at yet-to-be finished buildings like Four Times Square. Tenants generating strong demand for Midtown office space include those in the advertising, printing and publishing, legal services, and communications industries. Among the largest leases during 1997 were McGraw-Hill at Two Penn Plaza, Chase Manhattan Bank at 1211 Sixth Avenue, and ING Capital Markets at 55 East 52nd Street.

In Midtown South, gross leasing activity and net absorption strengthened during 1997 and into 1998, causing vacancy rates for both Class A and B space to fall. Midtown South is largely a market of Class B space. It is becoming more desirable because it offers less expensive office space than Midtown and an improving quality of life as older buildings are renovated and neighborhoods improve. In fact, Class B space in the Midtown South area with good infrastructure is performing better than the overall Class B market. In addition to its traditional base of small companies, Midtown South is increasingly attracting back office operations and even primary office operations of companies that are finding it difficult to locate large blocks of contiguous space in Midtown. For instance, three new and expanding tenants during 1997 at 11 Madison Avenue, including Price Waterhouse, Credit Suisse First Boston, and Metropolitan Life Insurance, brought the building to almost full occupancy. Also in Midtown South, Penguin Books leased space at 345 Hudson Street and at 375 Hudson Street. As buildings such as 11 Madison Avenue are renovated to accommodate these name tenants, they have been upgraded to Class A space, a trend we expect to continue. In addition, moves by these name tenants are spurring other tenants to consider Midtown South locations. In March of 1998, only seven blocks of Class B space and no Class A space of more than 150,000 square feet were available.

Chart 10
(Bar Chart regarding Class A Net Absorption for Midtown and Midtown South from 1992 through the forecast for 2002)

Chart 11
(Bar Chart regarding Class B Net Absorption for Midtown and Midtown South from 1992 through the forecast for 2002)

Chart 12
(Bar Chart regarding Class A Net Absorption for Midtown Manhattan from 1992 through the forecast for 2002)

Chart 13
(Bar Chart regarding Class B Net Absorption for Midtown Manhattan from 1992 through the forecast for 2002)

Chart 14
(Bar Chart regarding Class A Net Absorption for Midtown South from 1992 through the forecast for 2002)

Chart 15
(Bar Chart regarding Class B Net Absorption for Midtown South from 1992 through the forecast for 2002)

Chart 16
(Bar Chart regarding Class A Net Absorption for Downtown Manhattan from 1992 through the forecast for 2002)

Chart 17
(Bar Chart regarding Class B Absorption for Downtowhn Manhattan from 1992 through the forecast for 2002)

Efforts to revitalize Downtown New York are paying off with sharply increasing demand for office space. A number of incentives have been created to attract tenants downtown. For example, the Downtown Commercial Revitalization Program offers a mix of commercial rent tax, real estate tax, and energy expense relief to tenants who sign new or renew leases in buildings constructed before 1975. Tenants are drawn downtown by lower rents and the lack of large blocks of contiguous space elsewhere in Manhattan. In addition, the downtown resident population is increasing as older, obsolete buildings are converted to residential use and new projects are being built, such as those at Battery Park and Riverside South. Encouraging these conversions are financial incentives that are part of the Downtown revitalization program. The Alliance for Downtown New York estimates that 5,000 units will be created from conversion over the next ten years. Among the residential conversions completed and underway are 127 John Street, 56 Beaver Street, 25 Broad Street, 67 West Street and 18 Murray Street. Not only do residential conversions eliminate older, obsolete office space from the inventory, but as old office space is converted to residential uses, Downtown is becoming more of a 24-hour city. Shopping and entertainment options are also increasing, with the redevelopment of the Chelsea Street Piers and other retail projects. As a result, Downtown is becoming more attractive to office users.

Demand for Downtown space has increased notably among the traditional financial services, insurance and banking tenants, as well as high-tech, government and nonprofit organizations. For example, in 1997s largest lease transaction, McGraw-Hills Standard & Poors unit leased 937,000 square feet for 20 years at 55 Water Street. Other notable downtown leases have been signed by Empire Blue Cross Blue Shield, Guardian Life Insurance, the Human Resources Administration of New York City, and Merrill Lynch. Numerous new media and high tech companies have leased space at 55 Broad Street, which has been transformed into the New York Information Technology Center, and beginning in early 1997, a public private partnership between the Alliance for Downtown New York, property owners, and the City of New York began developing Plug n Go space in Downtown office buildings to provide space for high technology start-up companies. The Plug n Go properties are pre-wired for Internet use, and are located in the same general area, creating a high technology start-up community. Tenants receive simplified leases and rebates of up to half of the real estate taxes. Illustrating the strength of the market, in March of 1998, eight blocks of Class A space and 13 blocks of Class B space greater than 150,000 suare feet were being marketed Downtown, including some projects that are being renovated and are not currently available for move in.

During 1997 and into 1998, Downtown rent growth has accelerated. The Class A vacancy rate has dropped notably, although the Class B vacancy rate has yet to show significant improvement (see Table 13). Going forward, Downtown office market conditions will strengthen as obsolete space is renovated and converted to other uses. We expect the Downtown Class B vacancy rate to fall to 14.0% in 2002 and Downtown rent growth to accelerate to 4.2% per year by 2002.

Table 13
(Table regarding Downtown Manhattan Class B Office Market Trends from 1992 through the forecast for 2002)

In recent years, strong growth in business services and the stabilization of the commercial banking industry have fueled net absorption throughout the office market. Office demand growth surged in

1996 and 1997, causing calculated net absorption in Manhattan for the overall market to surpass 7.1 million square feet in 1996 and 9.5 million square feet in 1997. Net absorption of Class B space accelerated during 1997, but because the Class A market has been so strong, Class B space represents a smaller proportion of the total than it did during 1996 (see Table 12 on page 20).

Forecasted Demand Analysis

Forecasted net absorption is based on the number of office occupying jobs created. As Table 14 shows, FIRE sector employment growth picked up in 1997 and into 1998. Mergers continue in the banking industry, but although the banking industry remains an important source of demand for office space, demand has diversified among a wider base of tenants. For example, other employment sectors, whose employees typically do not occupy office space, are more likely to occupy office space in New York. Manufacturing, textile and communications companies in New York frequently have a management presence in the city as opposed to physical operations. As a result, RCG conservatively estimates that 10% of private sector jobs, excluding FIRE and services, will occupy office space. Assuming each new employee occupies about 175 to 200 square feet, an average of 4.9 million square feet on net will be absorbed annually during the five years between 1998 and 2002. From 1991 through the first quarter of 1998, just over 30% of the calculated net absorption in Manhattan has occurred in Class B space. ASSUMING THAT THIS TREND WILL CONTINUE THROUGH 2002, NET ABSORPTION WILL BE SUFFICIENT TO CAUSE THE OVERALL CLASS B VACANCY RATE TO FALL TO 8.7% IN 2002 AND RENT GROWTH TO ACCELERATE TO ABOUT 5.1% PER YEAR.

Table 14
(Table regarding New York MSA Office Employment Growth from 1994 through the forecast for 2002)

Current and Forecasted Supply Analysis

Improvement in the Manhattan office market is a function of both supply and demand growth. Virtually no new construction was completed in Manhattan from 1993 through 1997. Several factors have limited new construction, including the lack of available sites, the long lead time for new development, and current market rents that are well below those needed to justify new construction. The only major project underway is the Durst Organizations 1.5 million square-foot Four Times Square office project that is scheduled for completion in 1999. The developer received tax incentives to make this project economically feasible. Limited build-to-suit construction is also occurring for tenants with specific needs. For example, LVMH, the parent of Louis Vuitton, recently completed a 23-story, 103,000 square-foot office building at 17 to 21 East 57th Street between Fifth and Madison Avenues. The building contains Louis Vuitton's flagship store on its ground floor. In addition, the German Mission to the United Nations is building a 23-story, 112,000 square-foot headquarters at 871 United Nations Plaza that will be completed in mid 1998. In downtown, the only new construction is a 500,000 square-foot build-to-suit recently completed for the New York Mercantile Exchange in Battery Park City.

During the past nine months, several other major buildings have been announced for Midtown. In August of 1997, Bear Stearns announced plans for an 850,000 square-foot new global headquarters to be built at 383 Madison Avenue by Sterling Hines and Fred Wilson, and in October of 1997, Reuters American Holdings announced that it will lease about 500,000 square feet of an 855,000 square-foot building to be constructed by the Rudin Organization at Three Times Square. In March of 1998, a consortium of Boston Properties and the Blackstone Group paid about $180 per buildable square foot to Prudential for the two remaining sites in Times Square. The developers plan to construct two towers of up to one million square feet each. Over the longer term, the New York Metropolitan Transportation Authority is considering mixed-use proposals for the New York Coliseum Site, several of which include office components of up to 1.2 million square feet.

In addition to this announced construction, RCG believes that as rents rise, owners will upgrade existing buildings throughout the market. A number of major renovations have already been announced. In Downtown, plans have been announced for the $100 million renovation of the 1.6 million square-foot building at Two Broadway and the $60 million renovation of the one million square-foot 60 Broad Street. Thus, for the five years through 2002, we have factored in an average of not quite 1.2 million square feet annually in building upgrades throughout the market.

None of tese recently announced projects will be completed until 2001, which is about the time that Class A rents in Midtown will rise to the point that new construction is justified. As Table 15 shows, assuming development costs of approximately $366 per square foot, an expected return of 10%, and no tax incentives for development, an effective rent of almost $56 is needed to make construction economically viable. Even with the addition of this new construction, because of the size of the market, the new supply will have limited overall impact on the market.

Table 15
(Table regarding Midtown Manhattan Class A Office Market Economic Rents in the 1st quarter of 1998)

Rent Analysis

Compared to other major world business centers, office rents in Manhattan are relatively inexpensive, making the area attractive to foreign companies. A July 1997 world survey of office occupancy costs by Richard Ellis Company ranked Midtown Manhattan 13th and Downtown Manhattan 31st among major business centers around the world. Midtown Manhattan was less expensive than Bombay, Hong Kong, Tokyo, London, Moscow, New Delhi, Singapore, Beijing, Shanghai and Paris.

Rent growth is inversely related to the vacancy rate. When market conditions tighten and the market vacancy rate falls below the optimal vacancy rate, rent growth accelerates. The optimal vacancy rate is the vacancy rate at which neither excess supply or demand exists, and it is determined by examining the historical relationship between vacancy rates and rent growth. The combined Midtown and Midtown South Manhattan Class B office vacancy rate was at its highest in 1992, during which time average asking rents fell the most (see Figure 16). Since 1992, the Class B office vacancy rate has decreased, and as the actual vacancy rate has approached the optimal vacancy rate, average asking rents stabilized and began to rise again in 1995.

To forecast rent growth, we use a stock-adjustment disequilibrium model in which we assume that future rent growth will be a function of inflation plus a coefficient times the difference between the optimal vacancy rate and the market vacancy rate. Based on our forecasted vacancy rates, we believe that, by 2002, the overall Class B vacancy rate will fall to 8.7% which will cause average asking rents to increase 5.1% during that year (see Table 16). Class B average asking rent growth in the combined Midtown and Midtown South areas will be 5.9% in 2002, while Downtown rent growth is forecasted to be 4.2% in 2002.

Chart 16
(Bar Chart regarding Office Vacancy Rates and Asking Rents for Midtown & Midtown South Class B)

Table 16
(Table regarding summary of Manhattan Office Market Rent Growth from 1993 through the forecast for 2002)

FORECASTED OFFICE MARKET TRENDS

The growth in demand for office space in Midtown Manhattan will be moderately strong over the next five years. Employment growth in the key office-consuming sectors such as finance, securities, legal services, and accounting accelerated through 1997, but is expected to slow gradually through 2000 before increasing again in 2001 and 2001. When combined with growth in other office occupying sectors, an average of 28,200 office space-consuming jobs will be created annually in New York City between 1998 and 2002. Assuming a coefficient of space used per office employee of 175 to 200 square feet, that just over 30% of the space absorbed is Class B space, and that about half of the Class B space is in Midtown with another fourth in each Midtown South and Downtown, the forecasted net absorption for Class B space would be about 1.7 million square feet per year.

While demand for office space in Midtown will be strong, with the exception of some building renovations and upgrades, no significant new construction is expected until the Durst project is completed in 1999. As a result, we expect the Class B vacancy rate to fall to 7.0% in the combined Midtown and Midtown South areas, and 14.0% in Downtown by 2002. Even with an increase in new construction between 1999 and 2002, the Class A vacancy rate is expected to fall to 5.8% in the combined Midtown and Midtown South areas, and 8.1% in Downtown by 2002 (see Appendix Tables A.2 to A.5). As the vacancy rates fall, growth in Class B average asking rents will accelerate to 7.8% in the combined Midtown and Midtown South areas and 5.1% in Downtown.

Based on the economic rents needed to justify new construction calculated in Table 15, we believe that the potential exists for significant revenue growth in the Manhattan marketplace as rental and occupancy rates for office properties recover to levels that would provide a reasonable return on investment to a developer of a new Class A multi-tenant office building (see Table 17).

Table 17
(Table regarding Estimated Economic Rent Analysis Multi-tenant Office Buildings Per Net Rentable Square Foot)

          [Appendix not included]